October 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:     Sergio Chinos

Re:   dMY Technology Group, Inc. IV

Amendment No. 1 to Registration Statement on Form S-4

Filed September 17, 2021

File No. 333-258431

Dear Mr. Chinos:

On behalf of our client, dMY Technology Group, Inc. IV, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 filed on September 17, 2021 (the “Registration Statement”), contained in the Staff’s letter dated October 4, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

General

1.  We note that you intend to provide market prices for your securities, please provide this information for the most recent practicable date in your next amendment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 45, 52, 67, 149, 162, 163 and 182 of the Amended Registration Statement in response to the Staff’s comment.

Questions and Answers About the Business Combination and the Special Meeting, page 14

United States Securities and Exchange Commission

October 12, 2021

2.

We note your response to comment 13, and reissue our comment in part. Please include a question and answer that discusses the interests of dMY IV’s directors and officers in the business combination. In addition, please expand your discussion to disclose the price the Sponsor paid for the Private Placement Warrants as disclosed on page 52, and provide the total amount that will be paid to the Sponsor for office space as of the most recent practicable date as disclosed on page 53.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 20, 21, 54, 69, 164, 208, 215 and 295 of the Amended Registration Statement in response to the Staff’s comment.

Background to the Business Combination, page 149

3.	Please revise to elaborate on the negotiation of the minimum cash and size of the PIPE. Please also update this section to reflect the Additional PIPE Shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 152, 155 and 156 of the Amended Registration Statement in response to the Staff’s comment. Additionally, the Company respectfully advises the Staff that, as disclosed on pages 150 and 151 of the Registration Statement and 152 and 153 of the Amended Registration Statement, the parties did not have a disagreement regarding the PIPE investment amount while the letter of intent was being negotiated, as the parties consistently contemplated a PIPE investment amount of $400 million at that time.

Certain Projected Information, page 158

4.

We note your response to prior comment 25. Please revise to include assumptions reflected in your Investor Presentation filed as exhibit 99.2 to your Form 8-K filed July 7, 2021. For example, please elaborate on the projected revenues in existing and new verticals.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 161 of the Amended Registration Statement in response to the Staff’s comment.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 201

5.

We note your response to prior comment 28 where you state that the only two variables that cause the settlement to differ are (1) the 20-day volume weighted average price of your common stock, or (2) the sales price in a change of control transaction. Your response goes on to state that, in the event of a change in control, the fair value of your stock is determined to be the amount that a third party pays to

United States Securities and Exchange Commission

October 12, 2021

acquire you. We note that it appears a change of control event could also include a situation where an offer is made for the total value of your assets, rather than an offering price on a per-share basis. In such a situation, it seems that movement in your outstanding shares up through the offer date could impact the determination of the per share price being derived for the offer value. Please tell us how the contractual terms of your agreement would determine how the price per share is calculated in a situation where a change in control event involves an offer being made for the total value of your assets. For example, please clarify whether the price per share is calculated by dividing the transaction price by the number of outstanding shares that includes, or excludes, the shares issuable under the earn-out agreement. As part of your response, please specifically address how you determined the method, or each of the methods, if applicable, that the contract may permit the price per share to be determined is consistent with your conclusion that the earn-out agreement is indexed to your stock under ASC 815-40-15.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has made additional disclosure in response to the Staff’s comment on pages 18, 39, 44, 129, 148 and 149 of the Amended Registration Statement to elaborate on the methodology for calculation of the Sales Price to determine whether the Contingent Consideration is achieved in a Change of Control pursuant to the terms of the Business Combination Agreement, including a transaction structured as the sale of all or substantially all of our assets. In particular, the parties to the Business Combination Agreement intend for the Sale Price thresholds for per share consideration in any Change of Control to be deemed satisfied if (i) the aggregate proceeds paid to, or in the event of an asset sale, available for distribution to, stockholders of the surviving corporation in such Change of Control divided by (ii) (a) the number of outstanding shares of the surviving corporation’s common stock immediately prior to the consummation of such Change of Control plus (b) the number of shares of the surviving corporation’s common stock issuable pursuant to the applicable tranche(s) of Contingent Consideration at such Sale Price threshold, is equal to or exceeds such Sale Price threshold.

The Company further advises the Staff that in determining that the Contingent Consideration is indexed to its stock under ASC 815-40-15, the Company assessed the methodology for calculation of the Sale Price, including a Change of Control that involves a sale of all or substantially all of the Company’s assets. As noted above, in a Change of Control, including a Change of Control that involves the sale of all or substantially all of our assets, the Sales Price is calculated by dividing the aggregate consideration payable or available for distribution to the Company’s stockholders by a number of outstanding shares that includes the shares issuable under the Contingent Consideration. The Company determined that since the shares issuable under the Contingent Consideration are included in the calculation of the Sales Price, the Contingent Consideration is considered indexed to the Company’s stock under ASC 815-40-15.

United States Securities and Exchange Commission

October 12, 2021

Non-GAAP Information, page 256

6.

We have reviewed the revised disclosure you provided in response to prior comment 31. It continues to be unclear how your measure of Adjusted EBITDA less Capital Expenditures provides information that is used to assess your financial performance and useful information to investors considering that it deducts specific investing cash outflows from a measure of adjusted income prepared on an accrual basis. Please explain in greater detail how Adjusted EBITDA less Capital Expenditures is used to assess your financial performance and how it provides useful information to investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 103, 160, 249, 256, 257 and 258 of the Amended Registration Statement in response to the Staff’s comment. In addition, in order to provide information to investors that would be useful per the context provided previously around Capital Expenditures, the Company has added information regarding Key Operational and Business Metrics on page 247 and 249 related to Capital Expenditures as a Percentage of Revenue.

7.

We note the presentation of your non-GAAP financial measures precedes the discussion of your GAAP operating results. Please revise your disclosures to provide equal or greater prominence of the comparable GAAP measures. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 256, 257 and 258 of the Amended Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 307

8.

We note that the parties intend for the Business Combination to constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986. Please revise to have counsel clearly opine on the material tax consequences of the Business Combination, particularly whether the Business Combination will qualify as a tax-free reorganization under Section 368(a). Please revise your disclosure in this section to clearly identify and articulate the opinions being rendered as to the material federal tax consequences. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a “will” opinion. Refer to Staff Legal Bulletin No. 19. Please update your risk factor and Q&A section accordingly. Please also update your exhibit index to include your tax opinion.

United States Securities and Exchange Commission

October 12, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 8, 110, 111 and the disclosures beginning on page 307 of the Amended Registration Statement in response to the Staff’s comment. In addition, the Company will file a tax opinion of Planet’s counsel as Exhibit 8.1 to the Registration Statement with a future amendment.

Audited Consolidated Financial Statements of Planet Labs Inc.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-47

9.

We have reviewed your response to comment 34. Please revise your disclosures to specify why you recognize revenues related to the download of existing or archive imagery content at the commencement of the contract. See ASC 606-10-50-12.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 265, F-48 and F-90 of the Amended Registration Statement in response to the Staff’s comment.

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United States Securities and Exchange Commission

October 12, 2021

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 or Laura Katherine Mann at (713) 496-9695 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Niccolo de Masi, dMY Technology Group, Inc. IV

Joel Rubinstein, Era Anagnosti, Laura Katherine Mann, James Hu, White & Case LLP

Josh Dubofsky, Drew Capurro, Saad Khanani, Phillip Stoup, Latham & Watkins LLP